

October 22, 2010

Ms. Thum May Yin
Chief Financial Officer
Mezabay International, Inc.
800 5th Avenue, Suite 4100
Seattle, WA 98104

> **Re:** **Mezabay International, Inc.**
> **Form 8-K filed September 28, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **File No. 0-30013**

Dear Ms. Yin:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief